Cash Portfolio

ANNUAL REPORT

December 31, 2001



Letter to Shareholders

Dear Shareholders:

We welcome the opportunity to provide you with a summary of the trends and key events that affected the economy and the Cash Portfolio during the reporting period that ended December 31, 2001.

The Economy in Review

After a 10-year economic expansion—the longest in the country's history—growth in the U.S. rapidly declined throughout the year. In an attempt to prevent a recession, the Federal Reserve Board (the "Fed") lowered short-term interest rates on 11 separate occasions. By the end of the year, the fed funds rate (the rate U.S. banks charge each other for overnight loans) stood at 1.75%.

Despite the rationale that purports that lower interest rates spur investment, and in turn boost stock prices, the equity market did not soar on the heels of the looser monetary policy. This was mainly because there was simply not enough demand for companies' products and services to warrant new investments. In addition, the events of September 11 further shook the economy. By the fourth quarter, economists "officially" declared that the U.S. had entered a recession.

Bond Market Review

The global bond markets generated solid results during the year. This performance was driven by slowing economic growth, which was further exacerbated by the terrorist attacks in September. The U.S. bond market was the best performing of the major markets, due in part to the Fed's accommodative monetary policy. Two-year Treasury yields hit a 40-year low, as the Fed cut rates by 475 basis points during the year to stimulate the weakening economy. As a result, the short end of the curve led the bond market rally, with two-year yields falling by 207 basis points in 2001. The 10-year and 30-year yields rallied during the year, but gave back most of their gains, and their yields ended the year roughly where they began.

European and UK bond markets largely mirrored U.S. Treasuries, as they also rose on the back of declining interest rates. Japanese bonds lagged other major markets, but delivered solid returns, as the Japanese economy continued to deteriorate and interest rates fell.

Strategy

The Fund's dollar-weighted average portfolio maturity (WAM) was kept shorter than the Fund's benchmark, the iMoneyNet, Inc. First Tier Institutional Index, during the reporting period. This was primarily due to the lack of shareholder diversification during the Fund's initial stages of operation. A shorter WAM will likely continue until the management team is comfortable that the portfolio is more adequately diversified, at which time the Fund's duration could be extended.

Summary of Cash Portfolio Institutional Shares* as of December 31, 2001

	SEC 7-Day Current Yield	SEC 7-Day Effective Yield	1-Month Simple Average Yield	Weighted Avg. Maturity (days)
Cash Portfolio	1.75%	1.76%	1.73%	1

The Cash Portfolio offers three separate classes of shares (Institutional, Preferred and Administration), each of which is subject to different fees and expenses that affect performance and entitle shareholders to different services. The Preferred and Administration shares offer financial institutions the opportunity to receive a fee for providing administrative support. The Preferred shares pay 0.10% and the Administrative shares pay 0.25%. If these fees were reflected in the above performance, performance would have been reduced. Past performance is no guarantee of future results. Yields will fluctuate. An investment in the Cash Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. More complete information, including management fees and expenses, is included

Letter to Shareholders

(continued)

in the Cash Portfolio prospectuses or may be obtained by calling Goldman Sachs Funds at 1-800-621-2550.

Economic Outlook

U.S. Treasury performance weakened as the reporting period drew to a close, as there were some indications that an economic recovery could occur early in 2002. Consumer confidence surged in December and durable orders, excluding transportation equipment, rose for a second consecutive month. The rise in consumer confidence—its first increase in six months—was the largest rise since February 1998, thus diminishing the likelihood of further interest rate cuts by the Fed.

In closing, we thank you for your continued support. As in the past, we will look for additional ways to improve our services, while seeking to provide competitive performance. We welcome your suggestions and questions and look forward to another productive year in 2002.

Goldman Sachs Money Market Management Team
January 11, 2002

Cash Portfolio

December 31, 2001

Principal Amount	Interest Rate	Maturity Date	Amortized Cost
U.S. Government Agency Obligations—98.0%			
Federal Home Loan Bank			
$1,000,000	1.72%	01/02/2002	$999,952
Total U.S. Government Agency Obligations			$999,952
Total Investments			$999,952

Interest rate represents the annualized yield on date of purchase for discounted securities.

Maturity date represents the stated date on the security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

The accompanying notes are an integral part of these financial statements.

Statement of Assets and Liabilities

December 31, 2001

Assets:	
Investment in securities, at value based on amortized cost	$ 999,952
Cash	26,116
Receivables:	
Reimbursement from adviser	20,569
Total assets	1,046,637
Liabilities:	
Payables:	
Management fee	95
Accrued expenses and other liabilities	25,799
Total liabilities	25,894
Net Assets:	
Paid-in capital	1,020,743
Net Assets	$1,020,743
Net asset value, offering and redemption price per share:	$ 1.00
Shares outstanding:	
Institutional Shares	1,017,684
Preferred Shares	1,530
Administration Shares	1,529
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	1,020,743

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Period Ended December 31, 2001[a]

Investment income:	
Interest	$ 21,685
Total income	21,685
Expenses:	
Printing fees	58,741
Registration fees	45,201
Professional fees	40,496
Custodian fees	11,960
Management fees	1,017
Other expenses	15,550
Total expenses	172,965
Less—expense reductions	(172,122)
Net expenses	843
Net Investment Income	20,842
Net increase in net assets resulting from operations	$ 20,842

(a) Commencement date of operations was May 1, 2001 for all share classes.

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets

For the Period Ended December 31, 2001[a]

From operations:	
Net investment income	$ 20,842
Increase in net assets resulting from operations	20,842
Distributions to shareholders:	
From net investment income	
Institutional Shares	(20,780)
Preferred Shares	(32)
Administration Shares	(30)
Total distributions to shareholders	(20,842)
From share transactions (at $1.00 per share):	
Proceeds from sales of shares	1,000,001
Reinvestment of dividends and distributions	20,742
Total increase in net assets resulting from share transactions	1,020,743
Total increase	1,020,743
Net assets:	
Beginning of period	—
End of period	$1,020,743

(a) Commencement date of operations was May 1, 2001 for all share classes.

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2001

1. Organization

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as a diversified open-end, management investment company. The Trust includes the Cash Portfolio (the ''Fund''). The Fund offers three classes of shares—Institutional, Preferred and Administration. The investment objective of the Fund is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity by investing exclusively in high quality money market instruments. The Fund invests in obligations of the U.S. government, obligations of U.S. banks, commercial paper and other short-term obligations of U.S. companies, states, municipalities and other entities and repurchase agreements.

2. Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation—

The Fund uses the amortized cost method for valuing portfolio securities which approximates market value. Under this method, all investments purchased at a discount or premium are valued by amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity.

B. Security Transactions and Interest Income—

Security transactions are accounted for on a trade date basis. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned. Net investment income (other than class-specific expenses) and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes—

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company tax-exempt and taxable income to its shareholders. Accordingly, no federal tax provisions are required. Income distributions are declared daily and paid monthly by the Fund.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. There were no significant book-to-tax differences. The Fund had no undistributed income at December 31, 2001. The tax character of distributions paid during the period was from ordinary income.

The amortized cost for the Fund stated in the accompanying Statement of Assets and Liabilities also represents aggregate cost for U.S. federal income tax purposes.

7

Notes to Financial Statements (continued)

December 31, 2001

D. Expenses—
Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Shareholders of Preferred and Administration shares bear all expenses and fees paid to service organizations.

E. Segregation Transactions—
The Fund may enter into forward commitments. These transactions involve a commitment by the Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements—
Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians.

3. Agreements
Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), acts as

investment adviser (the ''Adviser''), pursuant to an Investment Management Agreement (the ''Agreement''). Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement and the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.15% of the Fund's average daily net assets. For the period ended December 31, 2001, GSAM has voluntarily agreed to waive a portion of its management fee equal annually to 0.04% of the average daily net assets of the Fund. For the period ended December 31, 2001, management fee waivers amounted to approximately $300.

GSAM has voluntarily agreed to limit ''Other Expenses'' of the Fund (excluding management fees, service organization fees, taxes, interest, brokerage commissions, litigation, indemnification, and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, 0.01% of the average daily net assets of the Fund. For the period ended December 31, 2001, the Adviser reimbursed approximately $171,300. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the period ended December 31, 2001, the custody fees were reduced by approximately $500 under such arrangements.

Goldman Sachs serves as Transfer Agent and Distributor of shares of the Fund pursuant to Transfer Agent and Distribution Agreements and receives no separate fee.

4. Preferred and Administration Plans

The Trust, on behalf of the Fund, has adopted Service Plans. These plans allow for Preferred and Administration shares to compensate service organizations for providing varying levels of account administration and shareholder liaison services to their customers who are beneficial owners of such shares. The Service Plans for Preferred and Administration shares provide for compensation to the service organizations in an amount up to 0.10% and 0.25%, respectively (on an annual basis) of the average daily net asset value of the respective shares.

5. Line of Credit Facility

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the period ended December 31, 2001, the Fund did not have any borrowings under this facility.

6. Other Matters

Pursuant to Securities and Exchange Commission exemptive orders, the Fund may enter into certain principal transactions, including repurchase agreements, with Goldman Sachs.

7. Summary of Share Transactions (at $1.00 per share)

Share activity for the period ended December 31, 2001[a] is as follows:

	Shares
Institutional Shares:	
Shares sold	997,001
Reinvestment of dividends and distributions	20,683
	1,017,684
Preferred Shares:	
Shares sold	1,500
Reinvestment of dividends and distributions	30
	1,530
Administration Shares:	
Shares sold	1,500
Reinvestment of dividends and distributions	29
	1,529
Total increase in shares	1,020,743

(a) Commencement of operations was May 1, 2001 for all share classes.

8. Beneficial Interest

At the end of the period, Goldman Sachs was the record owner of all outstanding shares of the Fund.

Financial Highlights

Selected Data for a Share Outstanding Throughout the Period

Cash Portfolio

| | Net asset value, beginning of period | Net investment income[a] | Distributions to shareholders | Net asset value, end of period | Total return[b] | Net assets, end of period (in 000's) | Ratio of net expenses to average net assets[c] | Ratio of net investment income to average net assets[c] | Ratios assuming no expense reductions | |
									Ratio of expenses to average net assets[c]	Ratio of net investment loss to average net assets[c]
For the Period Ended December 31,										
2001-Institutional shares (commenced May 1, 2001)	$1.00	$0.02	$(0.02)	$1.00	2.08%	$1,017	0.12%	3.07%	25.49%	(22.30)%
2001-Preferred shares (commenced May 1, 2001) ...	1.00	0.02	(0.02)	1.00	2.02	2	0.22	3.18	25.59	(22.19)
2001-Administration shares (commenced May 1, 2001)	1.00	0.02	(0.02)	1.00	1.92	2	0.37	2.95	25.74	(22.42)

[a] Calculated based on the average shares outstanding methodology.

[b] Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions.

[c] Annualized.

The accompanying notes are an integral part of these financial statements.

10

Report of Independent Accountants

To the Board of Trustees of Goldman Sachs Trust and
the Shareholders of Cash Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Cash Portfolio (the ''Fund''), one of the portfolios constituting Goldman Sachs Trust, at December 31, 2001, the results of its operations, the changes in its net assets and the financial highlights for the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2001 by correspondence with the custodian, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2002

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 59	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Senior Vice President of Scott Paper Company (until June 1994); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors—III and IV (since November 1998); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Patrick T. Harker Age: 43	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000); UPS Transportation Professor for the Private Sector, Professor of Systems Engineering and Chairman of Systems Engineering, School of Engineering and Applied Science, University of Pennsylvania (prior thereto). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Mary P. McPherson Age: 66	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978-1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988-1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Wilma J. Smelcer Age: 52	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief Administrative Officer, Bank of America, Illinois (1996-1997); Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
Richard P. Strubel Age: 62	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (1990-1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).

12

Interested Trustees

Name, Address and Age[1]	Position(s) Held with Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*David B. Ford Age: 55	Trustee	Since 1994	Advisory Director, Goldman Sachs (since December 2001); Director, Goldman Sachs Princeton, LLC (formerly, Commodities Corp. LLC) (futures and commodities traders) (April 1997-December 2001); Managing Director, J. Aron & Company (commodity dealer and risk management adviser) (November 1996-December 2001); Managing Director, Goldman Sachs Investment Management Division (November 1996-December 2001); Chief Executive Officer and Director, CIN Management (investment adviser) (August 1996-December 2001); Chief Executive Officer and Managing Director and Director, Goldman Sachs Asset Management International (November 1995 and December 1994, respectively to December 2001); Co-Head, Goldman Sachs Asset Management (November 1995-December 2001); Co-Head and Director, Goldman Sachs Funds Management, L.P. (November 1995 and December 1994, respectively to December 2001); and Chairman and Director, Goldman Sachs Asset Management Japan Limited (November 1994-December 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
*Alan A. Shuch Age: 52	Trustee	Since 1990	Advisory Director—Goldman Sachs Asset Management (since May 1999); Limited Partner, Goldman Sachs (prior to May 1999); General Partner, Goldman Sachs (prior to December 1994); President and Chief Operating Officer of Goldman Sachs Asset Management (prior to December 1994); and Consultant to Goldman Sachs Asset Management (since December 1994). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None
*Kaysie P. Uniacke Age: 40	Trustee & Assistant Secretary	Since 2001 Since 1997	Managing Director, Goldman Sachs Asset Management (since 1997); and Vice President and Senior Fund Manager, Goldman Sachs Asset Management (1988 to 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	69	None

*These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date a Trustee resigns or is removed by the Board of Trustees or shareholders; in accordance with the Trust's Declaration of Trust; (c) in accordance with the current resolutions of the Board of Trustees (which may be changed by the Trustees without shareholder vote) after the Trustee attains the age of 72 years; or (d) the Trust terminates.

[4] The Goldman Sachs Mutual Fund Complex consists of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2001, Goldman Sachs Trust consisted of 60 portfolios, including the Fund described in this Report, and Goldman Sachs Variable Insurance Trust consisted of 9 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities and Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Additional Information about the Trustees is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll free number (in the U.S.): 800-621-2550.

Officers of the Trust*

Name, Age And Address	Position(s) Held With Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Gary D. Black 32 Old Slip New York, NY 10005 Age: 41	President	Since 2001	Managing Director, Goldman Sachs (since June 2001); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst, Sanford Bernstein (February 1992-December 1998). President—Goldman Sachs Mutual Fund Complex (since 2001) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 37	Treasurer	Since 1997	Vice President, Goldman Sachs (since July 1995); and Director/Fund Accounting & Custody, Investors Bank & Trust Company (November 1993-July 1995). Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 41	Vice President	Since 1997	Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997-December 1999); and Vice President and General Manager, First Data Corporation—Investor Services Group (1994 to 1997). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. McNamara 4900 Sears Tower Chicago, IL 60606 Age 39	Vice President	Since 2001	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 36	Secretary	Since 2001	Assistant General Counsel, GSAM and General Counsel to the U.S. Funds Group (since December 1997); and Assistant General Counsel and Vice President, Goldman Sachs (since November 1993 and May 1994, respectively). Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.

[1] *Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

*Represents a partial list of Officers of the Trust. Additional information about all the Officers is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll free number (in the U.S.): 800-621-2550.

14



GOLDMAN, SACHS & CO.

Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT

Investment Adviser

Goldman Sachs Funds
32 Old Slip
New York, NY 10005

This Annual Report is authorized for distribution to prospective investors only when preceded or accompanied by a Cash Portfolio Prospectus which contains facts concerning the Fund's objectives and policies, management, expenses and other information.

CASHPORT/AR